SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

NEUROBO PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

64132R107

(CUSIP Number)
Jeong Gyun Oh
JK BioPharma Solutions, Inc.
1 Research Ct., Suite 370
Rockville, MD 20850
(301) 250-4490

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 64132R107	13D/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
JK BioPharma Solutions, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
MARYLAND

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 64132R107	13D/A	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS
Sun Dae Kang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 64132R107	13D/A	Page 4 of 5 Pages

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment No. 2”) to Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Neurobo Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), is filed to amend certain Items of the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 9, 2020 and amended by Amendment No. 1 to Schedule 13D filed November 10, 2021 (as so amended, the “Schedule 13D”) on behalf of each of (i) JK BioPharma Solutions (“JK Bio”) and (ii) Dr. Sun Dae Kang (together, the “Reporting Persons”).  Except as set forth in this Amendment No. 2, all Items in the Schedule 13D are unchanged.

Item 5.          Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) & (b) Amount and Nature of Beneficial Ownership Reported.

None

(c) Recent Transactions.

On September 13, 2022, the Reporting Persons sold all of their Common Stock in market sales.  JK Bio sold its 60,594 shares of Common Stock at an average price of $32.53 and Dr. Sun Dae Kang sold his 26,672 shares of Common Stock at an average price of $46.70.

(d) Certain Rights to Receive Dividends or Direct Sale Proceeds.

Not applicable

(e) Ownership of Five Percent or Less of Class.  ☒

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 2022

JK BioPharma Solutions, Inc.

By:	/s/ Jeong Gyun Oh
Jeong Gyun Oh
CEO & President

/s/ Sun Dae Kang
Dr. Sun Dae Kang